Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04010303

25 February 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

SEC MAIL PROCESSING RECEIVED MAR - 4 2004 WASH. D.C.

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED MAR 05 2004 THOMSON FINANCIAL

3/5

Report for the Half Year Ending 31 December 2003

Highlights of the year

Papua New Guinea

- Revenue for the half year from SE Gobe oil production was US$1,888,777 and equated to 63,738 barrels.
- Gas to Methanol study substantially completed.

Indonesia

- Gas Sales Agreement signed for the sale of all Oyong gas to PT Indonesia Power at Grati.
- Oyong plan of development completed and submitted for government approval.
- Engineering, Procurement, Construction and Installation contracts for Oyong development released for bidding. Bids are expected in February 2004.
- The Mangga -1 well encountered a sub-commercial 12 metre net gas column in the Mundu Formation.

1. Production

Cue's oil production revenue received during the half year from the SE Gobe field in Papua New Guinea was US$1,888,777 and equated to 63,738 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. Development Activity - Oyong field - Cue Interest 15%

Oyong Background

The Oyong oil and gas field lies within the Sampang PSC in the Madura Strait, offshore East Java, Indonesia.

The Oyong field was discovered in mid 2001 and has over 120 billion cubic feet of proven and probable natural gas reserves and an estimated 8 million barrels of proven and probable recoverable oil reserves from the approximately 80 million barrels of oil estimated to be in place.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars 2005.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The gas is expected to be produced from the field at a minimum rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is expected to commence in the second half 2005.

During the half year, substantial progress was achieved towards development of the field. A plan of development has been prepared and submitted to the Indonesian authorities for approval. Platform location and pipeline route surveys and seafloor boring has been completed and environmental impact studies are almost completed.

The front end engineering and design for field development (FEED) has been completed and engineering, procurement, construction and installation (EPCI) contracts have been released for bidding, with bids expected in February 2004.

Detailed discussions have been held with various banks interested in providing project finance for Cue's share of the capital cost of the development. Cue's share is currently estimated to be around A$25 million.

Discussions have also been held with several parties on letters of credit and other financial instruments with a view to securitizing payments made by the purchaser under the Gas Sales Agreement.

When developed, the Oyong field will provide Cue with significant additional discretionary cash flow.

3. Exploration Activities

In Papua New Guinea, Oil Search entered into an agreement with Itochu Corporation of Japan to undertake a feasibility study into the potential for using natural gas for manufacturing methanol. The natural gas feedstock would be partially supplied by the Kimu gas field in which Cue has a 10.72% interest.

Kimu is estimated by Oil Search to contain in excess of 1 trillion cubic feet of recoverable gas with Cue's share being 107 billion cubic feet.

In Indonesia, the Mangga -1 well, which is located in the western portion of the Sampang contract area, penetrated a 12 metre net gas column at the top of the Mundu Formation objective. Other oil and gas shows below the column were evaluated as non commercial by co-venture elpaso on a sole risk basis. The well was consequently plugged and abandoned.

The Jeruk -1 well began drilling on 21 November, 2003. Jeruk -1 is located 35 km WSW of the Oyong field and 40 km SE of Surabaya and is being drilled by Santos Ltd on a sole risk basis. Cue declined to join the sole risk. Cue retains its rights to participate in any appraisal or development subject to a sole risk premium.

By Order of the Board

Andrew Knox
Public Officer

25 February 2004

APPENDIX I (Rule 10.4)

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

CUE ENERGY RESOURCES LIMITED

For Half Year Ended 31 December 2003

(referred to in this report as the "current half year")

Preliminary **half year** report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and **gives** a true and fair view of the matters to which they relate and is based on accounts subjected to audit review.

If the report is based on audited accounts, a statement is required of any material qualification made by the auditor is to be attached.

The Listed Issuer **has** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

		CONSOLIDATED OPERATING STATEMENT		
		Current half year $NZ'000	Up/Down %	Previous corresponding half year $NZ'000
1	**OPERATING REVENUE**			
(a)	Sales revenue	3,399	(10)	3,778
(b)	Other revenue	31	(57)	72
(c)	Total operating revenue	3,430	(11)	3,850
2(a)	**OPERATING SURPLUS/(DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	586	162	224
(b)	Unusual items for separate disclosure	-	-	-
(c)	**OPERATING SURPLUS/(DEFICIT) BEFORE TAX**	586	162	224
(d)	Less tax on operating profit	159	(25)	212
(e)	Operating surplus/(deficit) after tax but before minority interests	427	3,458	12
(f)	Less minority interests	-	-	-
(g)	Equity earnings [detail in item 19 below]	-	-	-
(h)	**OPERATING SURPLUS/(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	427	3,458	12
3(a)	Extraordinary Items after tax [detail in 6(a) below]	-	-	-
(b)	Less Minority Interest	-	-	-
(c)	Extraordinary items after tax attributable to Members of the Listed Issuer	-	-	-
4(a)	**TOTAL OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	427	3,458	12
(b)	Operating Surplus/(Deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	-	-	-
(c)	**OPERATING SURPLUS/(DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	427	3,458	12

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR HALF YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on report (loss)

	CONSOLIDATED	
	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
(a) Interest revenue included in Item 2(a) above	31	72
(b) # Interest revenue included in 5(a) above but not yet received	4	14
(c) Interest expense included in Item 2(a) above (include all forms of interest, lease finance charges, etc.)	-	-
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	-	-
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	1,739	1,885
(f) Depreciation including all forms of amortisation and writing down of property/investment	1,079	1,377
(g) Write-off of intangibles	-	-
(h) Unrealised changes in value of investments	(454)	116

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9

Details and Comments	GROUP - CURRENT HALF YEAR		
	Before Tax $NZ'000	Related Income Tax $NZ'000	After Tax $NZ'000
Unusual Items	-	-	-
Total Unusual items	-	-	-
Extraordinary Items	-	-	-
Total extraordinary items	-	-	-

6(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year Sales revenue affected by lower production and adverse exchange rate.

ii. Significant trends or events since end of current half year Nil

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed Nil

7. EARNINGS PER SHARE

	CONSOLIDATED	
	Current half year NZ	Previous Corresponding half year NZ
Earnings in cents per ordinary share based on the weighted average number of shares on issue during the period and Operating *profit (loss) after tax attributable to members of Listed Issuer [Item 2(h) above] after deducting therefrom any provision for preference dividends.	0.13	Nil

8(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES :

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated *profit (loss) and extraordinary.

iii) Date from which such contribution has been calculated.

iv) Operating *profit (loss) and extraordinary items after tax of the subsidiary for the previous corresponding half year.

(b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries. N/A

ii) Contribution to consolidated operating *profit (loss) and extraordinary items after tax from operation of subsidiary. $ ____________

iii) Date to which such contribution has been calculated. ____________

iv) Contribution to consolidated operating *profit (loss) and extraordinary items after tax for the previous corresponding half year. $ ____________

v) Contribution to consolidated operating *profit (loss) and extraordinary items from sale of subsidiary. $ ____________

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provision of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report.

GEOGRAPHIC SEGMENTS	PNG $NZ'000	AUSTRALIA $NZ'000	NEW ZEALAND $NZ'000	INDONESIA $NZ'000	TOTAL $NZ'000
Operating revenue:					
Sales to customers outside the group	3,399	-	-	-	3,399
Unallocated	-	31	-	-	31
Consolidated	3,399	31	-	-	3,430
Earnings:					
Segment	1,226	(799)	-	-	427
Unusual	-	-	-	-	-
Consolidated	1,226	(799)	-	-	427
Assets	15,384	4,644	94	18,233	38,355

INDUSTRY SEGMENTS	OIL & GAS EXPLORATION & PRODUCTION $NZ'000	INVESTMENT $NZ'000	UNALLOCATED & OTHER $NZ'000	TOTAL $NZ'000
Revenue	3,399	31	-	3,430
Earnings				
Segment	1,226	(799)	-	427
Unusual	-	-	-	-
Consolidated	1,226	(799)	-	427
Assets	33,672	4,683	-	38,355

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

		CONSOLIDATED		
		At end of current half year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly As shown in last Half Yearly Report $NZ'000
10	**CURRENT ASSETS**			
	(a) Cash	3,722	4,283	4,299
	(b) Receivables	1,373	1,689	1,753
	(c) Investments	415	-	-
	(d) Inventories	-	-	-
	(e) Other	-	-	-
	(f) TOTAL CURRENT ASSETS	5,510	5,972	6,052
	NON-CURRENT ASSETS			
	(g) Receivables	170	555	942
	(h) Investments	543	315	206
	(i) Inventories	-	-	-
	(j) Property, plant and equipment	7,346	8,529	9,669
	(k) Intangibles	24,786	23,047	21,035
	(l) Other	-	-	-
	(m) TOTAL NON-CURRENT ASSETS	32,845	32,446	31,852
	(n) TOTAL ASSETS	38,355	38,418	37,904
11	**CURRENT LIABILITIES**			
	(a) Accounts payable	200	1,198	293
	(b) Borrowings	-	-	-
	(c) Provisions	86	84	57
	(d) Other - unearned income	697	-	858
	(e) TOTAL CURRENT LIABILITIES	983	1,282	1,208
	NON-CURRENT LIABILITIES			
	(f) Accounts payable	-	555	-
	(g) Borrowings	-	-	-
	(h) Provisions	90	85	75
	(i) Other - unearned income	170	-	942
	(j) TOTAL NON-CURRENT LIABILITIES	260	640	1,017
	(k) TOTAL LIABILITIES	1,243	1,922	2,225
	(l) NET ASSETS	37,112	36,496	35,679
12	**SHAREHOLDERS' EQUITY**			
	(a) Share capital	83,774	83,774	83,774
	(b) Reserves (i) Revaluation reserve	328	139	-
	(ii) Other reserves	-	-	-
	(c) Retained profits (accumulated losses)	(46,990)	(47,417)	(48,095)
	(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	37,112	36,496	35,679
	(e) Outside equity interests in subsidiaries	-	-	-
	(f) TOTAL SHAREHOLDERS' EQUITY	37,112	36,496	35,679

STATEMENT OF CASH FLOWS FOR HALF YEAR
[See Note (IX) attached]

		Current half year NZ$'000	Previous corresponding Half year $NZ'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
	(a) Receipts from customers	3,122	3,823
	(b) Interest received	27	75
	(c) Dividends received	-	1
	(d) Payment to suppliers and employees	(1,546)	(1,946)
	(e) Interest paid	-	-
	(f) Income taxes paid	(340)	(138)
	(g) Other - Exploration, Evaluation and Development	(1,366)	(2,303)
	(h) NET OPERATING CASH FLOWS	(103)	(488)
14	**CASH FLOWS RELATED TO INVESTING ACTIVITIES**		
	(a) Cash proceeds from sale of property, plant and equipment	-	-
	(b) Cash proceeds from sale of equity investments	-	-
	(c) Loans repaid by other entities	-	-
	(d) Cash paid for purchases of property, plant and equipment	-	-
	(e) Interest paid - capitalised	-	-
	(f) Cash paid for purchases of equity investments	-	235
	(g) Loans to other entities	-	-
	(h) Other – Saga litigation settlement including legal fees	-	-
	(i) NET INVESTING CASH FLOWS	-	235
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**	-	
	(a) Cash proceeds from issues of shares, options, etc	-	-
	(b) Borrowings	-	-
	(c) Repayment of borrowings	-	-
	(d) Dividends paid	-	-
	(e) Other	-	-
	(f) NET FINANCING CASH FLOWS	-	-
16	**NET INCREASE (DECREASE) IN CASH HELD**	(103)	(253)
	(a) Cash at beginning of half year	4,208	4,822
	(b) Exchange rate adjustments to Item 16(a) above	(458)	(374)
	(c) CASH AT END OF HALF YEAR	3,647	4,195

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day to day basis net of bank overdrafts.

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current half year $NZ'000	Previous corresponding half year $NZ'000
Cash on hand and at bank	6	15
Deposits at call	3,641	4,180
Bank Overdraft	-	-
Other (provide details)	-	-
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	3,647	4,195

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	Current half year NZ$'000	Previous Corresponding half year $NZ'000
(a) OPERATING *PROFIT (LOSS) BEFORE ABNORMAL ITEMS AND TAX		
(b) Abnormal items	N/A	N/A
(c) Less tax		
(d) OPERATING *PROFIT (LOSS) AFTER TAX		
(e) i) Extraordinary items (gross)		
ii) Less tax		
iii) Extraordinary item's (net)		
(f) OPERATING *PROFIT (LOSS) AND EXTRAORDINARY ITEM'S AFTER TAX		
(g) Less dividends paid to group		
(h) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(G) ABOVE)		

*Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percent of ordinary shares held at end of half year		Combinations of operating *profit (loss) and extraordinary items after tax	
Equity accounted associated companies	Current half year	Previous corresponding half year	Current half year $NZ'000	Previous Corresponding Half year $NZ'000
			Equity Accounted	
N/A				
Other material interests			Not Equity Accounted	
			-	-
	-	-	-	-
	-	-	-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current half year $NZ'000	Previous corresponding half year $NZ'000
Carrying value of investments in associated companies (CV)		
Share of associated companies' retained profits and reserves not included in CV:	N/A	N/A
Retained profits		
Reserves		
Equity carrying value of investments		

*Delete as required

20. Basis of Preparation of the Accounts

The half-year financial statements are general purpose financial reports made out in accordance with New Zealand Financial Reporting Standard FRS24 'Interim Financial Reporting'.

It is recommended that the half-year report is read in conjunction with the Annual Financial Statements of Cue Energy Resources Limited at 30 June 2003 together with any public announcement made by Cue Energy Resources Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period.

The accounting policies adopted by the entities in the economic entity are consistent with those of the previous financial year.

The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the financial half-year. If the carrying amount of non-current assets exceed the recoverable amount the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

The company has prepared this financial report on the going concern basis which assumes the realisation of assets and the extinguishment of liabilities in the normal course of business at the amounts stated in the financial statements.

21 Post Balance Date Events

There were no significant events subsequent to balance date.

22 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current half year:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current half year:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current half year:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

23 **DIVIDEND:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

24 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at ______________________________

(b) Date ____________________ Time ____________________

(c) Approximate date of availability of Annual Report ____________________

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting.

....

(signed by) Andrew Knox
Public Officer

25 February 2004

A Member Firm of PKF International

PKF
Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9603 1700
Fax: (03) 9602 3870

www.pkf.com.au

Introduction
This review report has been prepared at the request of the directors of Cue Energy Resources Limited.

Scope
We have reviewed the consolidated financial statements of Cue Energy Resources Limited and its controlled entities for the half-year ended 31 December 2003 consisting of the statement of assets, liabilities and shareholders equity, operating statement, statement of cash flows and accompanying notes. The Company's directors are responsible for the preparation and presentation of the half-year financial statements and the information contained therein. The half-year financial statements have been prepared for lodgement with the Australian and New Zealand Stock Exchanges.

We have performed the review of the half-year financial statements in order to enable us to state whether, on the basis of procedures which do not provide all the evidence that would be required in an audit, anything that has come to our attention that causes us to believe that the half-year financial statements are not presented fairly in accordance with New Zealand Financial Reporting Standard FRS24 "Interim Financial Reporting".

Our review has been conducted in accordance with Australian and New Zealand Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures conducted do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Statement
Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the consolidated financial statements of Cue Energy Resources Limited and its controlled entities for the half year ended 31 December 2003 are not properly drawn up:

(a) so as to give a true and fair view of the state of affairs as at 31 December 2003, and the results and cash flows of the economic entity for the half year ended on that date: and

(b) in accordance with New Zealand Financial Reporting Standard FRS24 "Interim Financial Reporting".

PKF
Chartered Accountants

M L Port
Partner

20 February 2004
Melbourne